

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Scott Taub
Chief Executive Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, CA 90292

> **Re: Emaginos, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed December 28, 2020**
> **File No. 024-11373**

Dear Mr. Taub:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2020 letter.

Amended Offering Statement on Form 1-A

General

1.   Given that you were not current in your reporting obligations at the time you filed the Form 15, as required by Rule 12h-3, it appears that you may not have properly suspended your reporting obligations. Please revise your risk factor disclosure to address the risk that you may not have properly suspended your reporting obligations under the Exchange Act and that you were not current in your reporting obligations at the time you filed the Form 15, including any related potential liability.

Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sharon Mitchell